

August 27, 2012

<u>Via E-Mail</u>
Kevin Modany
Chairman and Chief Executive Officer
ITT Educational Services, Inc.
13000 North Meridian Street
Carmel, Indiana 46032-1404

      Re: ITT Educational Services, Inc.
                Form 10-K for the Year Ended December 31, 2011
                Filed February 24, 2012
                File No. 001-13144

Dear Mr. Modany:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                          Sincerely,

                                          /s/ Terry French for

                                          Larry Spirgel
                                          Assistant Director

cc: <u>Via E-mail</u>
         Daniel Fitzpatrick, Chief Financial Officer
         Christine Long, General Counsel